Exhibit 99.1

Notice to Shareholders

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), hereby informs its shareholders and the public in general, that the dividends declared by the Company at the Annual and Extraordinary Shareholders’ Meeting held on October 24, 2023 (“GSM”), in the amount of R$320,000,000.00, equivalent to R$ 3.212352878 per share, exempt from income tax in accordance with Law No. 12,973/2014, shall be paid to Shareholders within 30 days from the date of their declaration on the GSM, based on the shareholding position on October 24, 2023. As of October 25, 2023 the Company's shares trading at São Paulo’s Stock Exchange (B3 – Brasil, Bolsa, Balcão) shall be ex-dividend.

The payment will be credited to Shareholders’ bank accounts informed to Itaú Corretora de Valores S.A., the depositary institution for the Company’s shares, on the payment date indicated above. Please be advised that the shareholders whose shares are in custody at B3 will receive the proceeds by means of their custodians, and holders of ADRs (American Depositary Receipts) shall receive their proceeds by means of the depositary institution hired - the Bank of New York Mellon.

For Shareholders whose registry information does not contain the Individual or Corporate Taxpayers Register Number (CPF/CNPJ) or information about their “Bank/Branch/Account Number”, dividends will be paid only as of the 3rd business day after the information update in the electronic files of Itaú Corretora de Valores S.A.

The dividends not claimed within 3 (three) years counted as from the date on which they were made available to shareholders will be forfeited in favor of the Company in accordance with Article 287, item II, Law No 6.404/76 and Article 41 of the By-laws.

São Paulo, October 24, 2023

Gustavo Javier Lopez

CFO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com